Vedder, Price, Kaufman & Kammaholz, P.C.
                            805 Third Avenue
                       New York, New York 10022
                            STEVEN R. BERGER
                              212-407-7714
                        sberger@vedderprice.com



                                                July 27, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Larry Spirgel, Assistant Director
            O. Nicole Holden, Staff Accountant
            Derek Swanson, Esq.

Re:     Touchstone Applied Science Associates, Inc.
        File No. 001-16689
        -------------------------------------------

Ladies and Gentlemen:

    On behalf of Touchstone Applied Science Associates, Inc. (the "Company"), I am hereby providing the following supplement to our previous letters, dated May 2, 2005 and June 24, 2005, to our conference call on July 6, 2005, and to our letter, dated July 15, 2005. As we agreed, the Company is filing this response, and upon your review and approval, the Company will then file amended and restated periodic reports for the fiscal periods ended subsequent to July 2003, including the quarterly period for the fiscal quarter ended April 30, 2005.

    1. The Company will amend the Certifications included as Exhibits 31 and 32 to each of its periodic reports to comply with the comments contained in the SEC's letter, dated April 12, 2005, specifically referring to (a) an evaluation of disclosure controls and procedures as of the end of the fiscal period covered by the respective report; and (b) that there were no changes in the Company's internal controls during such period that materially affected or is reasonably likely to materially affect the Company's internal controls during such fiscal period.

    2. The SEC has requested that the Company modify the disclosure contained in Item 8A of the Company's Annual Reports on Form 10-KSB for the fiscal years ended October 31, 2003 and October 31, 2004. The Company hereby confirms that it will amend such disclosure when it files amended and restated Annual Reports for its 2003 and 2004 fiscal years as follows:

    ITEM 8A.    CONTROLS AND PROCEDURES

          (a)   Evaluation of the Company's Disclosure Controls
                -----------------------------------------------
    and Procedures.  As of the end of the most recent fiscal year
    --------------
    covered by this Annual Report on Form 10-KSB, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the "Evaluation") was done under the supervision and with the participation of management, including Mr. Andrew Simon, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Rules adopted by the SEC require that in each periodic report filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company present the conclusion about the effectiveness of the Company's Disclosure Controls and Internal Controls based on and as of the date of the Evaluation.

          Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rule and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) the Company's transactions are properly authorized; (2) the Company's assets are safeguarded against unauthorized or improper use; and (3) the Company's transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

          The Company's management does not expect that the Company's Disclosure Controls or our Internal Controls will prevent all error and all fraud. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedure may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

          The Evaluation included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this Annual Report. In course of the Evaluation, we sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertake. This type of evaluation will be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in each Quarterly Report on Form 10-QSB and the Annual Report on Form 10-KSB. The Company's Internal Controls are also evaluated on an ongoing basis by the Company's finance personnel and by the Company's independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor the Company's Disclosure Controls and Internal Controls and to make modifications as necessary; it is the Company's intent in this regard that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems change (including improvements and corrections) as conditions warrant.

          Among other matters, the Company sought in the Evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's Internal Controls. This information was important both for the Evaluation generally and because items 4, 5 and 6 in the Section 302 Certification require that the CEO and CFO disclose that information to the Board's Audit Committee and to the Company's independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other controls matters in the Evaluation, and in case a problem was identified, we considered what revision, improvement and/or correction to make in accordance with on-going procedures.

          An Evaluation was carried out under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange
    Act) as of the end of the fiscal year covered by this Annual Report. Based upon that Evaluation, the Company's management, including the CEO and CFO, had concluded at the time of the original filing of this Annual Report that the design and operation of these Disclosure Controls and Internal Controls were effective as of the end of the fiscal year covered by this Annual Report. However, based on a subsequent evaluation in Fiscal 2005 the Company now believes that it did not have adequate personnel and technical resources with respect to accounting for the sale-leaseback of the Company's headquarters in July 2003. As a result, the gain from the sale-leaseback was originally recognized in its entirety in the third fiscal quarter of 2003, during which the sale-leaseback occurred. After consulting with the Company's independent registered public accountants during Fiscal 2005, management has concluded that such gain should have been deferred and recognized over the ten-year term of the lease. On May 24, 2005, the Company concluded that the Company should restate its audited consolidated financial statements for the fiscal years ended October 31, 2003 and 2004, and its quarterly unaudited consolidated financial statements for the quarters ended July 31, 2003, January 31, 2004, April 30, 2004, July 31, 2004, and January 31, 2005.
    Such restatements do not affect the Company's revenues from operations for any of these periods. These restatements will reflect the correction in the Company's accounting for the sale-leaseback transaction. The Company's management, including the CEO and CFO, has concluded that, as of the end of the fiscal year covered by this Annual Report, the Company's Disclosure Controls were not effective at the end of such fiscal year to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Audit Committee has directed management to devote additional resources to Disclosure Controls, and management is currently in the process of implementing such directive.

          (b)   Changes in Internal Controls.  Other than changes
                ----------------------------
    to our accounting for the sale-leaseback transactions noted above, there was no change in the Company's Internal Controls occurring in the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's Internal Controls.

    3. The Company will also file amended and restated quarterly reports on Forms 10-QSB for the fiscal quarters ended July 31, 2003, January 31, 2004, April 30, 2004, July 31, 2004,
January 31, 2005 and April 30, 2005, which include disclosures under Part I, Item 3 identical to that disclosure described above.

    If the Staff concurs with the Company's discussion contained in this letter, the Company will proceed to amend and restate its periodic reports for the fiscal periods ended subsequent to July 2003 in order to include the amended textual disclosures referred to above, as well as those contained in our prior letters to the Staff.


    If you have additional questions or would like further information, please do not hesitate to contact Andrew Simon, President of the Company at (845) 277-8100, or the undersigned, at
(212) 407-7714.  Thank you very much.

                                                Very truly yours,


                                                /s/STEVEN R. BERGER
                                                -------------------
                                                Steven R. Berger

cc: Andrew L. Simon, President
    Touchstone Applied Science Associates, Inc.